Exhibit 99.1

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND JUNE 30, 2026 AND FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

F-1

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		As of	As of
		December 31,	June 30,
	Note	2025	2026
		RMB	RMB	US$
				(Note 1(b))
		(in thousands, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	4	221,661	306,709	45,203
USDC		665	89	13
Cryptocurrency, current	8	6,035	2,357	348
Inventories, net	5	52,151	33,823	4,985
Prepayments and other current assets, net (including due from related party in the amount of nil and RMB7 as of December 31, 2025 and June 30, 2026, respectively)	6, 15	55,063	53,568	7,895
Short-term investments	7	267,531	154,409	22,757
Total current assets		603,106	550,955	81,201
Non-current assets:
Cryptocurrencies, non-current	8	187,607	98,859	14,570
Long-term investments	7	386	—	—
Property, equipment and software, net	9	141,581	138,722	20,445
Intangible assets, net	10	11,975	10,734	1,582
Operating lease right-of-use assets		1,100	91	13
Deferred tax assets, net	16	65,796	55,213	8,137
Other non-current assets		8,347	8,347	1,230
Total non-current assets		416,792	311,966	45,977
Total assets		1,019,898	862,921	127,178
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		3,025	204	30
Contract liabilities	14	16,462	16,122	2,376
Income tax payable	16	39	—	—
Operating lease liabilities, current		542	91	13
Provision for warranty		380	2	—
Accrued liabilities and other current liabilities	11	22,340	17,541	2,585
Total current liabilities		42,788	33,960	5,004
Non-current liabilities:
Operating lease liabilities, non-current		558	—	—
Total non-current liabilities		558	—	—
Total liabilities		43,346	33,960	5,004
Shareholders’ equity:
Class A and Class B ordinary shares (US$0.000001 par value; in aggregate, 50,000,000,000 shares authorized, 121,484,348 and 122,492,282 shares issued, 121,423,854 and 122,381,588 shares outstanding as of December 31, 2025 and June 30, 2026, respectively)	12	1	1	—
Subscriptions receivable from shareholders		(1)	(1)	—
Additional paid-in capital		211,276	216,867	31,962
Statutory reserves		51,968	51,968	7,659
Accumulated other comprehensive loss		(1,246)	(5,514)	(813)
Retained earnings		714,554	565,640	83,366
Total shareholders’ equity		976,552	828,961	122,174
Total liabilities and shareholders’ equity		1,019,898	862,921	127,178

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

		For the six months ended June 30,
	Note	2025	2026
		RMB	RMB	US$
				(Note 1(b))
		(in thousands, except share and per share data)
Products revenue – third parties	14	175,588	279	41
Products revenue – related party	14, 15	—	10,852	1,599
Total revenue		175,588	11,131	1,640
Cost of revenue		(89,952)	(22,067)	(3,252)
Gross profit/(loss)		85,636	(10,936)	(1,612)
Operating expenses:
Research and development expenses		(41,592)	(22,355)	(3,294)
Sales and marketing expenses		(4,267)	(1,762)	(260)
General and administrative expenses		(19,017)	(17,922)	(2,641)
Total operating expenses		(64,876)	(42,039)	(6,195)
Income/(loss) from operations		20,760	(52,975)	(7,807)
Interest income		6,234	3,631	535
Foreign exchange loss, net		(542)	(4,182)	(616)
Change in fair value of cryptocurrencies	8	(27,966)	(89,487)	(13,189)
Other income, net – third parties		368	1,847	273
Other income – related party	15	—	2,830	417
Loss before income tax expenses		(1,146)	(138,336)	(20,387)
Income tax (expense)/benefit	16	5,401	(10,578)	(1,559)
Net income/(loss)		4,255	(148,914)	(21,946)
Foreign currency translation adjustment, net of nil tax		(857)	(4,268)	(629)
Total comprehensive income/(loss)		3,398	(153,182)	(22,575)
Weighted average number of shares used in per share calculation:
– Basic	17	120,480,088	121,847,288	121,847,288
– Diluted	17	120,555,532	121,847,288	121,847,288
Net income/(loss) per share:
– Basic	17	0.04	(1.22)	(0.18)
– Diluted	17	0.04	(1.22)	(0.18)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the Six Months Ended June 30, 2025 and 2026
	Ordinary shares
	Number of shares outstanding	Amount	Subscriptions receivable from shareholders	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands, except share and per share data)

Balance as of December 31, 2024	120,020,962	1	(1)	195,236	51,762	3,777	762,292	1,013,067
Issuance of ordinary shares	722,022	—*	—	4,371	—	—	—	4,371
Issuance of shares for exercise of options	291,096	—*	—	1,670	—	—	—	1,670
Vesting of employee restricted share units	139,774	—*	—	—	—	—	—	—
Share-based compensation expense	—	—	—	4,183	—	—	—	4,183
Appropriation to statutory reserves	—	—	—	—	183	—	(183)	—
Net income	—	—	—	—	—	—	4,255	4,255
Foreign currency translation adjustment	—	—	—	—	—	(857)	—	(857)
Balance as of June 30, 2025	121,173,854	1	(1)	205,460	51,945	2,920	766,364	1,026,689

Balance as of December 31, 2025	121,423,854	1	(1)	211,276	51,968	(1,246)	714,554	976,552
Vesting of employee restricted share units	816,002	—*	—	—	—	—	—	—
Independent directors’ share awards	141,732	—*	—	—	—	—	—	—
Share-based compensation expense	—	—	—	5,591	—	—	—	5,591
Net loss	—	—	—	—	—	—	(148,914)	(148,914)
Foreign currency translation adjustment	—	—	—	—	—	(4,268)	—	(4,268)
Balance as of June 30, 2026	122,381,588	1	(1)	216,867	51,968	(5,514)	565,640	828,961

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

*	Represents amount less than RMB 1,000.

F-4

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
			(Note 1(b))
	(in thousands)
Cash flows from operating activities
Net cash used in operating activities	(35,149)	(26,771)	(3,947)
Cash flows from investing activities:
Purchases of short-term and long-term investments	(546,904)	(360,620)	(53,149)
Proceeds from maturities/disposals of short-term investments	529,000	473,641	69,806
Purchases of cryptocurrencies	(12,719)	—	—
Proceeds from sale/exchange of cryptocurrencies	16,342	2,509	370
Payments for purchases of property, equipment and software	(2,188)	(2,662)	(392)
Proceeds from sale of long-term investment	—	412	61
Proceeds from disposal of technology and intellectual property assets to a related party	—	2,830	417
Payment for purchase of intangible asset	—	(260)	(38)
Net cash provided by/(used in) investing activities	(16,469)	115,850	17,075
Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	6,041	—	—
Net cash provided by financing activities	6,041	—	—
Effect of exchange rate changes on cash and cash equivalents	(395)	(4,031)	(594)
Net increase/(decrease) in cash and cash equivalents	(45,972)	85,048	12,534
Cash and cash equivalents at beginning of period	322,252	221,661	32,669
Cash and cash equivalents at end of period	276,280	306,709	45,203
Supplemental disclosure of cash flow information:
Cash paid for income taxes	1,267	14	2
Supplemental disclosure of non-cash investing and financing activities:
USDT paid to purchase ETH	31,056	3,473	512

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

INTCHAINS GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and basis of presentation

(a)	Organization and principal activities

Intchains Group Limited (the “Company” or “Parent Company”), an exempted company with limited liability incorporated in the Cayman Islands, and its subsidiaries are collectively referred to as the “Group.” The Group focuses on the development and sale of altcoin mining products, the strategic acquisition, holding and staking of Ethereum-based cryptocurrencies, and Web3 infrastructure services, including a Proof-of-Stake cryptocurrency staking platform.

(b)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by the rules and regulations of the U.S. Securities and Exchange Commission. The consolidated balance sheet as of December 31, 2025 was derived from the Group’s audited consolidated financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements as of and for the year ended December 31, 2025.

In the opinion of management, the unaudited condensed consolidated financial statements include all adjustments considered necessary for a fair presentation of the interim periods. Results for the six months ended June 30, 2026 are not necessarily indicative of the results expected for the full year.

The Group’s reporting currency is Renminbi (“RMB”). The unaudited U.S. dollar amounts are presented solely for the convenience of readers and were translated at US$1.00 = RMB6.7851, the noon buying rate on June 30, 2026.

2. Summary of significant accounting policies

The accounting policies applied in preparing these unaudited condensed consolidated financial statements are consistent with those applied in the Group’s audited consolidated financial statements for the year ended December 31, 2025. There were no material changes to the Group’s significant accounting policies during the six months ended June 30, 2026.

(a)	Use of estimates

The preparation of the Group’s unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates.

Accounting estimates and judgments include the recoverability of prepayments to vendors, impairment of long-lived assets, valuation of deferred tax assets, write-downs of inventories and prepayments, provision for inventory purchase commitments, valuation and recognition of share-based compensation and provision for product warranty.

Management bases its estimates on historical experience and other assumptions believed to be reasonable under the circumstances. Actual results could differ materially from these estimates.

(b)	Fair value measurements

The Group applies ASC 820, Fair Value Measurement, when measuring fair value and for related fair value disclosures. Fair value measurements are categorized within a three-level hierarchy based on the lowest level input that is significant to the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities; Level 2 inputs are observable inputs other than Level 1 quoted prices; and Level 3 inputs are unobservable inputs.

F-6

The fair values of the Group’s assets as of December 31, 2025 and June 30, 2026 were as follows:

	As of December 31, 2025				As of June 30, 2026
	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
	(RMB in thousands)				(RMB in thousands)

Time deposits	21,100	—	21,100	—	21,368	—	21,368	—
Structured deposits	239,330	—	239,330	—	125,836	—	125,836	—
Government securities	7,101	—	7,101	—	2,024	—	2,024	—
Fund investments	—	—	—	—	5,181	—	5,181	—
Money market funds	428	428	—	—	416	416	—	—
Cryptocurrencies	193,642	193,642	—	—	101,216	101,216	—	—
Total	461,601	194,070	267,531	—	256,041	101,632	154,409	—

Our financial instruments that are not re-measured at fair value include cash and cash equivalents except for the money market funds, USDC, interest receivables, other receivables, accounts payable and other liabilities. The carrying values of these financial instruments materially approximate their fair values.

(c)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

(d) Recently adopted or issued accounting pronouncements

The Group did not adopt any new accounting standards during the six months ended June 30, 2026 that had a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expenses”, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. The ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU No. 2024-03.

3. Risks and concentration

(a)	Concentration of credit risk

Financial instruments that may potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and interest receivables. The Group places cash and investments with reputable financial institutions and monitors the financial strength of those institutions.

The Group’s sales arrangements usually require full prepayment before the delivery of products. For credit sales, the Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Group evaluates outstanding receivables, if any, for expected credit losses based on the age of receivables and other factors relating to the credit risk of specific customers.

Customers which contributed more than 10% of total revenue are as below:

	For the six months ended June 30,
	2025	2026
	(percentage of total revenue)
Customer A	*	97.5%
Customer B	38.6%	*
Customer C	25.8%	*
Customer D	19.1%	*

Customer A is a related party of the Group. See Note 15.

*	Less than 10%.

(b) Supplier concentration

For the six months ended June 30, 2025 and 2026, the Group purchased substantially all of its integrated circuits, an important component of its mining products, from two third-party foundry partners in each period. Although only a limited number of manufacturers for such integrated circuits are available, management believes that other suppliers could provide similar integrated circuits on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

F-7

4. Cash and cash equivalents

Cash and cash equivalents consisted of the following:

	As of	As of
	December 31,	June 30,
	2025	2026
	(RMB in thousands)
Cash	221,233	306,293
Money market funds	428	416
Cash and cash equivalents	221,661	306,709

The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2025 and June 30, 2026:

	RMB		RMB equivalent USD		RMB equivalent SGD	Total in RMB
	China	Overseas	China	Overseas	Overseas
	(RMB in thousands)
December 31, 2025	93,853	—	117,369	10,289	150	221,661
June 30, 2026	178,605	—	127,529	496	79	306,709

5. Inventories, net

Inventories consisted of the following:

	As of	As of
	December 31,	June 30,
	2025	2026
	(RMB in thousands)
Finished goods	62,254	77,189
Work in process	120,190	83,201
Raw materials	26,684	18,340
Inventories, gross	209,128	178,730
Less: inventory provision	(156,977)	(144,907)
Inventories, net	52,151	33,823

During the six months ended June 30, 2025 and 2026, the Group recorded inventory write-downs of RMB54,782,000 and RMB14,332,000 in cost of revenue, respectively.

6. Prepayments and other current assets, net

Prepayments and other current assets consisted of the following:

	As of	As of
	December 31,	June 30,
	2025	2026
	(RMB in thousands)
VAT deductible	48,653	50,043
Prepayments to vendors	4,904	2,747
Interest receivables	584	273
Income tax receivables	300	280
Rental and other deposits	207	154
Others	415	71
Prepayments and other current assets, net	55,063	53,568

Amounts due from related parties included in prepayments and other current assets were nil and RMB7,000 as of December 31, 2025 and June 30, 2026, respectively. See more detail in Note 15.

No write-down of prepayments to third-party suppliers was recognized in cost of revenue for the six months ended June 30, 2025 and 2026.

F-8

7. Short-term investments and long-term investments

Short-term investments classified by security type consisted of the following:

As of December 31, 2025
Security type	Classification	Adjusted cost / carrying amount	Unrealized gains/(losses)	Short-term	Long-term
		(RMB in thousands)
Time deposits (Note a)	Held-to-maturity	21,100	—	21,100	—
Structured deposits (Note b)	Held-to-maturity	239,330	—	239,330	—
Government securities	Trading	7,022	79	7,101	—
Total investments		267,452	79	267,531	—

As of June 30, 2026
Security type	Classification	Adjusted cost / carrying amount	Unrealized gains/(losses)	Short-term	Long-term
		(RMB in thousands)
Time deposits (Note a)	Held-to-maturity	21,368	—	21,368	—
Structured deposits (Note b)	Held-to-maturity	125,836	—	125,836	—
Government securities	Trading	2,022	2	2,024	—
Fund investments (Note c)	Equity securities	5,000	181	5,181	—
Total investments		154,226	183	154,409	—

Note a: As of December 31, 2025 and June 30, 2026, all of the Group’s time deposits had contractual maturity dates within one year and bore an expected annualized rate of return of 2.7%. The Group recorded interest income on time deposits of RMB260,000 and RMB268,000 for the six months ended June 30, 2025 and 2026, respectively.

Note b: As of December 31, 2025 and June 30, 2026, all of the Group’s structured deposits had contractual maturity dates within one year and bore expected annualized rates of return ranging from 1.65% to 2.10%. The Group recorded interest income on structured deposits of RMB2,922,000 and RMB1,857,000 for the six months ended June 30, 2025 and 2026, respectively.

Note c: The fund investment represents an investment in a FOF collective asset management plan, which primarily invests in other asset management products. The investment is measured at fair value, with changes in fair value recognized in earnings. The fund is open for redemption on a quarterly basis.

Note d: The table above excludes equity method investments. As of December 31, 2025, the Group had an equity method investment with a carrying amount of RMB386,000, which was included in long-term investments on the condensed consolidated balance sheet. During the six months ended June 30, 2026, the Group disposed of this investment for cash proceeds of RMB412,000 and recognized an immaterial gain of approximately RMB26,000, which was included in other income, net.

8. Cryptocurrencies

Cryptocurrency holdings were comprised of the following:

	As of	As of
	December 31,	June 30,
	2025	2026
	(RMB in thousands)
Current assets:
USDT	6,035	2,357

Non-current assets:
ETH and staked ETH (Note a)	186,631	98,090
Bitcoin	886	686
Others (Note b)	90	83
	187,607	98,859

F-9

The following table presents the Group’s cryptocurrency holdings as of December 31, 2025 and June 30, 2026:

	As of December 31, 2025			As of June 30, 2026
Cryptocurrency	Quantity	Cost basis	Fair value	Quantity	Cost basis	Fair value
		(RMB in thousands)			(RMB in thousands)
USDT	858,555	6,035	6,035	346,112	2,357	2,357
ETH and staked ETH (Note a)	8,826	162,933	186,631	9,176	160,226	98,090
Bitcoin	1	1,051	886	1.72	1,177	686
Others (Note b)	Multiple	455	90	Multiple	431	83

Note a: As of December 31, 2025 and June 30, 2026, approximately 1,709 ETH and 1,000 ETH, respectively, were staked. The staked ETH are not subject to material contractual lock-up arrangements or other significant restrictions on sale. The staking rewards are recognized in other income, net when earned and control of the reward ETH is obtained. The rewards are measured based on the fair value of the ETH received on the date earned.

Note b: The ‘Others’ category encompasses various cryptocurrencies that are not reported individually due to their lower significance.

The following table presents additional information about the Group’s cryptocurrencies:

	For the six months ended June 30,
	2025	2026
	(RMB in thousands)
Beginning balance	178,869	193,642
Purchases of cryptocurrencies in cash	12,719	—
Cryptocurrencies received from customers	19,315	2,618
Staking rewards from self-owned cryptocurrencies	—	1,574
Operating expenses paid in cryptocurrencies	(455)	(7)
Sales and exchanges of cryptocurrencies	(16,342)	(2,509)
Changes in fair value of cryptocurrencies	(27,966)	(89,487)
Foreign exchange differences	(900)	(4,615)
Ending balance	165,240	101,216

F-10

9. Property, equipment and software, net

Property, equipment and software consisted of the following:

	As of	As of
	December 31,	June 30,
	2025	2026
	(RMB in thousands)
Cost:
Building	137,048	136,909
Building improvements	1,632	1,632
Computers and electronic equipment	12,388	12,367
Office furniture and appliances	1,229	1,250
Motor vehicles	640	640
Software	5,582	5,722
Total cost	158,519	158,520
Less: accumulated depreciation and amortization	(16,654)	(19,514)
Less: impairment provision	(284)	(284)
Property, equipment and software, net	141,581	138,722

Depreciation and amortization expense related to property, equipment and software for the six months ended June 30, 2025 and 2026 was RMB3,228,000 and RMB2,860,000, respectively. No impairment expense related to property, equipment and software was recognized for either period.

10. Intangible assets, net

Intangible assets consisted of the following:

	As of	As of
	December 31,	June 30,
	2025	2026
	(RMB in thousands)
Amortized intangible assets with finite lives:
Cost: Trademarks	3,378	3,272
PoS technology platform	9,137	9,137
Customer relationships	473	459
Website	88	86
Total cost	13,076	12,954
Less: accumulated amortization	(1,101)	(2,220)
Intangible assets, net	11,975	10,734

Amortization expense for the six months ended June 30, 2025 and 2026 was RMB247,000 and RMB1,150,000, respectively. No impairment expense related to intangible assets was recognized for either period. The differences between the carrying amounts of certain intangible assets as of December 31, 2025 and June 30, 2026 were primarily attributable to foreign currency translation.

11. Accrued liabilities and other current liabilities

Accrued liabilities and other current liabilities consisted of the following:

	As of	As of
	December 31,	June 30,
	2025	2026
	(RMB in thousands)
Consideration payable for asset acquisition (Note a)	8,153	7,894
Salary and welfare payable	7,861	6,378
Other tax payables	3,282	349
VAT received from customers related to contract liabilities	178	—
Others	2,866	2,920
Total	22,340	17,541

Note a: As of June 30, 2026, the balance primarily represented the remaining unpaid purchase price for the acquisition of the PoS technology platform from ECHOLINK LIMITED. The amount is interest-free.

F-11

12. Share capital

As of June 30, 2026, the Company’s authorized share capital was US$50,000 divided into 50,000,000,000 ordinary shares of US$0.000001 each, comprising 49,934,912,000 Class A ordinary shares and 65,088,000 Class B ordinary shares.

On March 16, 2026, 6,040,000 Class B ordinary shares were converted into Class A ordinary shares on a one-for-one basis.

On February 27, 2026 and April 22, 2026, the Company issued 97,759 and 406,208 ADSs, representing 195,518 and 812,416 Class A ordinary shares, respectively, under the 2022 Share Incentive Plan.

As of December 31, 2025 and June 30, 2026, the Company had 57,492,108 and 64,540,042 Class A ordinary shares issued, of which 57,431,614 and 64,429,348 were outstanding, respectively, and 63,992,240 and 57,952,240 Class B ordinary shares issued and outstanding, respectively. As of December 31, 2025 and June 30, 2026, 30,247 and 55,347 ADSs, representing 60,494 and 110,694 Class A ordinary shares, were considered issued but not outstanding, respectively.

13. Share-based compensation

The Group maintains the 2022 Share Incentive Plan. Awards under the plan include restricted share units (“RSUs”), share options and share awards. Each RSU represents the right to receive two Class A ordinary shares upon vesting, and each share option represents the right to purchase two Class A ordinary shares upon exercise.

(a)	Restricted share units

The following table summarizes restricted share units (“RSUs”) activity during the six months ended June 30, 2026:

	Number of RSUs	Weighted-average grant-date fair value per RSU
		(US$)
Awarded and unvested as of December 31, 2025	787,490	3.50
Granted	—	—
Vested	(408,001)	3.64
Canceled/forfeited	(28,190)	2.49
Awarded and unvested as of June 30, 2026	351,299	3.43
Vested and expected to vest as of June 30, 2026	873,053	4.31

During the six months ended June 30, 2025 and 2026, the Group recognized share-based compensation expense of RMB3,656,000 and RMB5,674,000 respectively, in connection with the above RSUs.

As of June 30, 2026, unamortized compensation cost related to outstanding RSUs was RMB3,687,000 and was expected to be recognized over a weighted-average period of 1.79 years.

(b)	Share options

The following table summarizes share option activity during the six months ended June 30, 2026:

	Number of share options	Weighted-average exercise price per option	Weighted-average remaining contractual life	Aggregate intrinsic value
		(US$)	(in years)	(US$)
Outstanding as of December 31, 2025	107,503	8.0	7.4	—
Granted	—	—	—	—
Exercised	—	—	—	—
Canceled/forfeited	(28,664)	8.0	—	—
Outstanding as of June 30, 2026	78,839	8.0	6.9	—
Vested and exercisable as of June 30, 2026	66,047	8.0	6.9	—
Vested and expected to vest as of June 30, 2026	78,534	8.0	6.9	—

During the six months ended June 30, 2025 and 2026, share-based compensation recognized by the Group related to options were RMB527,000 and RMB(700,000), respectively.

As of June 30, 2026, unrecognized share-based compensation expense related to unvested share options was RMB109,000 and was expected to be recognized over a weighted-average period of 0.9 years.

F-12

(c)	Share awards

On May 6, 2026, the Company granted an aggregate of 141,732 fully vested Class A ordinary shares, representing 70,866 ADSs, to three independent directors under the 2022 Share Incentive Plan. The Group recognized share-based compensation expense of RMB617,000 in connection with these share awards during the six months ended June 30, 2026.

(d)	Share-based compensation expense/(reversal)

	For the six months ended June 30,
	2025	2026
	(RMB in thousands)
Research and development expenses	3,191	4,504
Sales and marketing expenses/(reversal)	469	(92)
General and administrative expenses	523	1,179
Total share-based compensation expense	4,183	5,591

14. Revenue and contract liabilities

In accordance with ASC 606, the Group disaggregates revenue by customer relationship and revenue stream as follows:

	For the six months ended June 30,
	2025	2026
	(RMB in thousands)
Products revenue – third parties	175,588	279
Mining products and related components	175,444	246
Other revenues	144	33
Products revenue – related party (Note 15)	—	10,852
Work in process and related components	—	10,852
Total revenue	175,588	11,131

The Group’s revenue recognition policy under ASC 606 is unchanged from the accounting policy disclosed in the 2025 annual financial statements.

Contract liabilities represent advance payments received from customers before the related products are delivered. The revenue recognized during the six months ended June 30, 2025 and 2026 for the beginning balance of contract liability was RMB27,262,000 and RMB279,000, respectively. As of June 30, 2026, the remaining balance primarily represented advance payments that are generally nonrefundable and may be applied by customers, at their discretion, toward future product purchases, for which the specific products and delivery schedules had not yet been determined. The transaction price allocated to the related remaining performance obligations was RMB16,122,000 and will be recognized as revenue upon delivery of the related products.

F-13

15. Related party transactions

On January 5, 2026, the Group entered into a business transfer agreement with Shanghai TopsFuture Microelectronics Co., Ltd. (“TopsFuture”) to sell certain inventory and self-developed technology and intellectual property assets related to a non-core chip-related business. TopsFuture is controlled by Mr. Qiang Ding, one of the Company’s ultimate controlling shareholders and its chairman and chief executive officer. Transactions with TopsFuture under the agreement were as follows:

	For the six months ended June 30,
	2025	2026
	(RMB in thousands)
Products revenue – related party	—	10,852
Other income – related party (disposal of technology and intellectual property assets)	—	2,830

During the six months ended June 30, 2026, the Group advanced an immaterial amount to TopsFuture. Balances with TopsFuture were as follows:

	As of	As of
	December 31,	June 30,
	2025	2026
	(RMB in thousands)
Amounts due from related parties included in prepayments and other current assets	—	7

F-14

16. Income taxes

The components of provisions for income tax (expense)/benefit for the periods presented were as follows:

	For the six months ended June 30,
	2025	2026
	(RMB in thousands)
Current income tax expense/(benefit)	458	(5)
Deferred income tax expense/(benefit)	(5,859)	10,583
Income tax expense/(benefit)	(5,401)	10,578

The effective income tax rates for the six months ended June 30, 2025 and 2026 were 471.3% and (7.6%), respectively, compared with the PRC statutory income tax rate of 25.0%. The differences from the PRC statutory income tax rate for both periods were primarily attributable to differences in applicable tax rates across jurisdictions and additional deductions for qualified research and development expenses. For the six months ended June 30, 2026, the effective tax rate was also affected by additional valuation allowances recorded against deferred tax assets.

Deferred income tax assets and liabilities consisted of the following:

	As of	As of
	December 31,	June 30,
	2025	2026
	(RMB in thousands)
Deferred tax assets:
Accrued expenses and others	288	129
Inventory provision	35,313	32,204
Impairment on prepayments	72	70
Impairment of long-lived assets	47	46
Product warranty	57	—
Intercompany unrealized profit	4,506	4,640
Net operating loss carryforward	28,066	43,725
Total deferred tax assets before valuation allowance	68,349	80,814
Valuation allowance	(1,079)	(23,606)
Total deferred tax assets	67,270	57,208
Deferred tax liabilities:
Unrealized gain and accrued interest income on investments	(290)	(256)
Accelerated tax depreciation	(1,184)	(1,739)
Total deferred tax liabilities	(1,474)	(1,995)
Deferred tax assets, net	65,796	55,213

A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2025 and June 30, 2026, the valuation allowance was RMB1,079,000 and RMB23,606,000, respectively. The increase during the six months ended June 30, 2026 was primarily attributable to tax losses incurred by a PRC entity, for which the Group concluded that it was more likely than not that the related deferred tax assets would not be realized.

The Group evaluates uncertain tax positions in accordance with ASC 740. As of December 31, 2025 and June 30, 2026, the Group did not have any significant unrecognized uncertain tax positions.

F-15

17. Basic and diluted net earnings/(loss) per share

Class A ordinary shares and Class B ordinary shares participate equally in the Company’s earnings. Accordingly, earnings per share is presented on a combined basis. Basic and diluted net earnings/(loss) per share were calculated as follows:

	For the six months ended June 30,
	2025	2026
	(RMB in thousands, except share and per share data)
Basic and diluted net earnings/(loss) per share
Numerator:
Net income/(loss) attributable to ordinary shareholders	4,255	(148,914)
Denominator:
Weighted-average ordinary shares outstanding - basic	120,480,088	121,847,288
Effect of dilutive potential ordinary shares	75,444	—
Weighted-average ordinary shares outstanding - diluted	120,555,532	121,847,288
Net earnings/(loss) per share attributable to ordinary shareholders:
Basic net income/(loss) per share	0.04	(1.22)
Diluted net income/(loss) per share	0.04	(1.22)

For the six months ended June 30, 2026, potential ordinary shares related to RSUs, share options and warrants were excluded from the computation of diluted net loss per share because their inclusion would have been anti-dilutive.

18. Operating segments

The Group’s chief executive officer is the chief operating decision maker (“CODM”). The CODM organizes the Group, allocates resources and assesses performance as a single operating and reportable segment managed on a consolidated basis. The accounting policies of the operating segment are the same as those described in Note 2.

The measure of segment profit or loss reviewed by the CODM is consolidated net income/(loss). The CODM uses this measure, together with consolidated revenue and expense information regularly provided to the CODM, to assess segment performance, allocate resources, evaluate the Group’s profitability and monitor budget versus actual results.

F-16

The significant segment expense categories regularly provided to the CODM and included in the measure of segment profit or loss include cost of revenue, research and development expenses, sales and marketing expenses, general and administrative expenses and income tax expense/(benefit), as presented in the unaudited condensed consolidated statements of operations and comprehensive income/(loss). The following table presents further disaggregation of cost of revenue and research and development expenses:

	For the six months ended June 30,
	2025	2026
	(RMB in thousands)
Cost of revenue (excluding the impact of write-down)	35,170	7,735
Inventory provision, write-down of prepayments and provision for inventory purchase commitments	54,782	14,332
Total cost of revenue	89,952	22,067
Salary, bonus, welfare and share-based compensation expense	21,645	16,225
New products development	18,134	4,907
Depreciation	1,813	1,223
Total research and development expenses	41,592	22,355

The Group’s segment revenue, expenses and net income/(loss) are the same as the corresponding consolidated amounts presented in the unaudited condensed consolidated financial statements. Accordingly, no reconciliation is necessary.

Other segment items were net expenses of RMB21,906,000 and RMB85,361,000 for the six months ended June 30, 2025 and 2026, respectively, and primarily consisted of losses from changes in fair value of cryptocurrencies and foreign exchange losses, partially offset by interest income and other income, net.

The CODM does not review segment assets at a level or category different from those presented in the condensed consolidated balance sheets. Accordingly, no reconciliation of segment assets to consolidated assets is necessary.

19. Commitments and contingencies

From time to time, the Group may be involved in legal proceedings arising in the ordinary course of business. As of June 30, 2026, the Group was not involved in any legal or administrative proceedings that management believes would have a material adverse effect on the Group’s financial position, results of operations or cash flows. Except as disclosed elsewhere in these unaudited condensed consolidated financial statements, the Group had no material commitments or guarantees as of June 30, 2026.

20. Subsequent events

The Company evaluated subsequent events through September 18, 2026, the date on which these unaudited condensed consolidated financial statements were issued.

In July 2026, the Company granted an aggregate of 565,001 RSUs to employees under the 2022 Share Incentive Plan. Each RSU represents a contingent right to receive two Class A ordinary shares. The RSUs vest in four equal annual installments on June 1, 2027, 2028, 2029 and 2030, subject to continued service and applicable performance conditions.

On August 20, 2026, the Board of Directors approved a share repurchase program, pursuant to which the Company is authorized to repurchase up to US$15.0 million of its ADSs over a two-year period commencing on August 21, 2026. Repurchases may be made from time to time in the open market, through privately negotiated transactions or otherwise, subject to applicable laws, market conditions and other relevant factors. As of the date of issuance of these unaudited condensed consolidated financial statements, the Company had not made any repurchases under the share repurchase program.

F-17